

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2021

Roy J. Katzovicz
Chief Executive Officer
Advanced Merger Partners, Inc.
c/o Saddle Point Management, L.P.
555 West 57th Street, Suite 1326
New York, NY 10019

> **Re: Advanced Merger Partners, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 22, 2021**
> **File No. 333-252624**

Dear Mr. Katzovicz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to to Form S-1 filed February 22, 2021

General

1. Your disclosure regarding your exclusive forum provision in your prospectus does not appear to be consistent with the provision included in Section 12.1 of your your amended and restated certificate of incorporation filed as Exhibit 3.3. For example, your prospectus discloses that your amended and restated certification of incorporation will have an exclusive federal forum clause for Securities Act claims. However, this does not appear to reflected in Section 12.1 of Exhibit 3.3. Rather, Section 12.1 provides that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. Please advise or revise.

Roy J. Katzovicz
Advanced Merger Partners, Inc.
February 24, 2021
Page 2

2.   We note your disclosure regarding the exclusive forum provision of your warrant agreement does not appear to be consistent with the provision included in Section 9.3 of your form of warrant agreement filed as Exhibit 4.4. For example, disclosure in your prospectus on pages 66 and 168 states that your warrant agreement will provide that such jurisdiction shall be the exclusive forum for any such action, proceeding or claim arising out of or relating to the agreement. However, Section 9.3 of Exhibit 4.4 provides that your applicable law clause provides that the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York "shall be non-exclusive." Please advise or revise.

    You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Karina Dorin at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation